UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                              Kaiser Ventures, LLC
                                (Name of Issuer)

                                  Class A Units
                         (Title of Class of Securities)

                                       N/A
                                 (CUSIP Number)

                                February 1, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 5 Pages



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                                                              Page 2 of 5 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PEQUOT CAPITAL MANAGEMENT, INC.
                  06-1524885

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                a.  [  ]
                                                b.  [  ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CONNECTICUT

                     5             Sole Voting Power
Number of                                   756,200 Class A Units
  Shares
Beneficially         6             Shared Voting Power
  Owned By                                   0
    Each
Reporting            7             Sole Dispositive Power
    Person                                  756,200 Class A Units
    With
                     8             Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    756,200 Class A Units

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    10.9%

12       Type of Reporting Person (See Instructions)

                                    IA, CO



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                                                              Page 3 of 5 Pages



Item 1(a)         Name of Issuer:

                  Kaisure Ventures, LLC (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  3633 East Inland Empire Blvd., Suite 480
                  Ontario, CA 91764

Item 2(a)         Name of Person Filing:

                  This   statement   is  filed  on  behalf  of  Pequot   Capital
                  Management, Inc. (the "Reporting Person").

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of the Reporting Person is 500 Nyala Farm Road, Westport, CT, 06880.

Item 2(c)         Citizenship:

                  Pequot Capital Management, Inc. is a Connecticut corporation.

Item 2(d)         Title of Class of Securities:

                  Class A Membership Units

Item 2(e)         CUSIP Number:

                  N/A

Item 3.           This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).

                  The Reporting Person is an investment adviser registered under
                  Section 203 of the Investment Advisers Act of 1940.


Item 4.           Ownership:

                  Ownership as of the date hereof is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person.


Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The reporting person is an investment adviser registered under
                  Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares which are the subject of this filing through the investment discretion the reporting person exercises over its clients' accounts. Although such accounts do not have beneficial ownership of the Shares for purposes of Section 13 and Section 16 of the Securities Exchange Act of 1934, one account of the Reporting Person, Pequot Willow Creek Offshore Fund, Ltd. owns of record more than 5% of the Issuer's outstanding units.



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                                                              Page 4 of 5 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10. Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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                                                              Page 5 of 5 Pages


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2006      PEQUOT CAPITAL MANAGEMENT, INC.

                              By:      /s/ Aryeh Davis
                                       -------------------------
                              Name:    Aryeh Davis
                              Title:   Chief Operating Officer, General Counsel
                                       and Secretary